Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Learnt Corporation
3111 Avenue R.
Galveston, TX 77550
https://learnt.io

Up to $107,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Learnt Corporation
Address: 3111 Avenue R., Galveston, TX 77550
State of Incorporation: DE
Date Incorporated: April 20, 2020

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $107,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
   Note converts to Class A Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
   Maturity Date: July 01, 2022
   Valuation Cap: $9,000,000.00
   Discount Rate: 20.0%
   Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Class A Common Stock

Voting Rights:
1 vote per share

Material Rights:

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Investment Incentives and Bonuses*

All Investor Owners Club

Tier 1 Perk: Free 30 minutes of tutoring for investors or their child (not to exceed $50/hr)

Tier 2 Perk: Free 1 hour of tutoring for investors or their child (not to exceed $50/hr)

Tier 3 Perk: Free 5 hours of tutoring for investors or their child (not to exceed $50/hr)

Tier 4 Perk: Free 10 hours of tutoring for investors or their child (not to exceed $50/hr)

Tier 5 Perk: Free 30 hours of tutoring for investors or their child (not to exceed $50/hr)

Early access to products

Investors receive early beta launch invitations to all software product launches

<u>Early Bird</u>

First 72 hours - Friends and Family | 15% bonus on the Convertible Note interest rate

Next 72 hours - Super Early Bird | 10% bonus on the Convertible Note interest rate

Next 7 days - Early Bird Bonus | 5% bonus on the Convertible Note interest rate

<u>Volume</u>

$500+ (Tier 1 perk)

$1,000 (Tier 2 perk)

$5,000+ (Tier 3+ 2.5% bonus on the Convertible Note interest rate)

$10,000+ (Tier 4 + 5% bonus on the Convertible Note interest rate)

$25,000+ (Tier 5 + 10% bonus on the Convertible Note interest rate)

$50,000+ (Tier 6 + 15% bonus on the Convertible Note interest rate)

The 10% Bonus for StartEngine Shareholders

Learnt Corporation will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Learnt is an instant tutoring education platform. Learnt matches students and tutors who can message, excgange files, schedule meetings, and have live or scheduled previously scheduled sessions via an interactive virtual learning video chat environment. Students can search and find vetted and verified tutors through a system that involves background checks, video-recorded interviews, and careful subject verification. Through Learnt's wholly owned subsidiary, Tutor the People LLC, which has been in operation for several years prior to Learnt's founding, the Learnt team developed the Tutor the People product which helps students in preparation for exams. Learnt Corporation formed in 2020 and is the parent company to Tutor the People LLC. Learnt's product is currently in private beta testing stage.

Competitors and Industry

Learnt operates at a cross-section of the Exam Preparation and Tutoring industry. Below is an analysis of different sectors of these industries.

Market Leaders: Direct Competitors

Companies with the largest market share, focused in this industry:

International Center For Language Studies

Progressive F.o.r.c.e. Concepts

Aqua-Tots Swim School Holding

JKT Learning Centers

Global Language Translation

Stars Gymnastics Training Cent

Just-A-Start

Academia Management

Community Matters

Team of Advocates For Special Kids

Market leaders: Diversified Competitors

The largest companies that have diversified operations in this and other industries:

Mcgraw-Hill Global Education Holdings

Usmleworld

Revolution Prep

Tpr Education

Link-Systems International

Nashua Adult Learning Center

American Council on Exercise

Professional Tutors of America

Thinktank Learning

Saga Innovations

Emerging / Innovating Innovators: Direct Competitors

Innovative, Emerging, and Disruptive Companies that may influence the future direction of the industry:

Community College Foundation

Headwaters Software

Profiles

Tutor.com

Maritime Professional Training Masters Mates & Engineers

Innovators: Diversified Competitors

Innovators and Disruptors in adjacent industries that may also affect the Exam Preparation & Tutoring industry:

Kaplan

Mcgraw-Hill Global Education Holdings

Thinktank Learning

Think Through Learning

Assessment Technologies Institute

American Council on Exercise

Securities Training

Current Stage and Roadmap

Learnt democratizes tutoring through an interactive and instant virtual learning environment powered by a platform that supports students at all steps of learning.

Current Development Stage

Learnt currently has two many products. First, Learnt launched our new web application, https://learnt.io, for private beta sign-ups on June 22, 2020. The company currently has over 1,000 sign-ups prior to the official launch, without any marketing. The sign-ups may not necessarily correlate to account creation once the platform is available. Second, Learnt also owns Tutor the People, which is an exam preparation focused service that has been in operation since 2013 and now operate as a division of Learnt. The early traction for the new Learnt platform will build on our established network of over 2,000 students we have worked with via our test prep division, and roughly 700 tutors and students via our acquisition of truetutor.co.

Future Roadmap

Learnt is finalizing the development of the platform so that students and tutors can use it. The company has an estimated one month of software development remaining before launch of the Learnt core product. Once this is finalized, the company will begin paid marketing efforts to onboard users in an effort to help people worldwide grow through learning. The future roadmap also includes developing further features so Learnt can penetrate the B2B market and sell our SaaS to large entities.

The Team

Officers and Directors

Name: Andrew Nimmich

Andrew Nimmich's current primary role is with University of Texas Medical Branch, Galveston. Andrew Nimmich currently services 50 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: April 20, 2020 - Present
  Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission. Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents. Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. Ensuring that the company maintains high social responsibility wherever it does business. Assessing risks to the company and ensuring they are monitored and minimized. Setting strategic goals and making sure they are measurable and describable. Current Salary: $25,000 per year, no equity compensation.

Other business experience in the past three years:

- **Employer:** University of Texas Medical Branch, Galveston
  Title: Vascular Surgery Resident Physician

Dates of Service: July 01, 2018 - Present
Responsibilities: 1. Evaluation, diagnostic studies, and therapeutic plan of the patients on the vascular surgery service under supervision of senior residents or attending staff. 2. Responsible for technical surgical procedures under the superficial of attending physicians. 3. Responsible for being familiar with patients and serves as a resource for provide patient data to the health care team and sharing information with patients and families. 4. Emphasis on gaining experience with full spectrum of procedures, honing proficiency, and balancing quality of patient evaluation and care with improved overall efficiency. 5. Decisions regarding invasive procedures, change in plans, discharge or problems are discussed in-depth with the attending, chief resident or fellow). Specialized diagnostic studies, uncommon therapeutic interventions, and requests for consultation, must be discussed with the attending or chief resident prior to initiation.

Other business experience in the past three years:

- **Employer:** Tutor the People LLC
  Title: CEO
  Dates of Service: February 20, 2013 - April 20, 2020
  Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public Leading the development of the company's short- and long-term strategy Creating and implementing the company or organization's vision and mission Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. Ensuring that the company maintains high social responsibility wherever it does business Assessing risks to the company and ensuring they are monitored and minimized Setting strategic goals and making sure they are measurable and describable. Tutor The People, LLC is now a wholly owned subsidiary of Learnt Corporation.

Name: Eliza Nimmich

Eliza Nimmich's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: April 20, 2020 - Present
  Responsibilities: Working together with key participants to compile the budget. Spearheading strategies to steer the company's future in a positive direction. Driving the company's operating capabilities to surpass customer satisfaction and retention, and company goals. Controlling company costs, and introducing tactical initiatives to address theft and other losses. Monitoring invoices, money handling procedures, accounting and bank processes. Preparing timely and

accurate financial performance reports. Overseeing marketing initiatives and implementing better business practices. Delegating responsibilities to ensure staff members grow as capable participants. Employing various initiatives to coach contractors to optimize their capabilities. Completing performance reviews in a prudent manner. Assessing and implementing improved processes and new technologies, and collaborating with management regarding the implementation of these improvements. Tutor The People, LLC is now a wholly owned subsidiary of Learnt Corporation. Eliza spends approximately 70 hours a week dedicated to Learnt.

Other business experience in the past three years:

- **Employer:** Biteable
  Title: Content Marketing
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Design content marketing strategies and set short-term goals Undertake content marketing initiatives to achieve business targets Collaborate with design and writing teams to produce high quality content Develop editorial calendar, delegate tasks and ensure deadlines are met Deliver engaging content on a regular basis and inspire team members Edit, proofread and improve content Optimize content considering SEO and Google Analytics

Other business experience in the past three years:

- **Employer:** Tutor the People LLC
  Title: Chief Operating Officer
  Dates of Service: February 20, 2013 - April 20, 2020
  Responsibilities: Working together with key participants to compile the budget. Spearheading strategies to steer the company's future in a positive direction. Driving the company's operating capabilities to surpass customer satisfaction and retention, and company goals. Controlling company costs, and introducing tactical initiatives to address theft and other losses. Monitoring invoices, money handling procedures, accounting and bank processes. Preparing timely and accurate financial performance reports. Overseeing marketing initiatives and implementing better business practices. Delegating responsibilities to ensure staff members grow as capable participants. Employing various initiatives to coach contractors to optimize their capabilities. Completing performance reviews in a prudent manner. Assessing and implementing improved processes and new technologies, and collaborating with management regarding the implementation of these improvements. Salary: $25,000, no equity compensation

Name: Jonathan Maxim

Jonathan Maxim's current primary role is with K&J Growth. Jonathan Maxim currently services Jonathan and his team contribute roughly 30 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: April 20, 2020 - Present
  Responsibilities: Set marketing goals and objectives Plan, implement and manage marketing strategy Contribute to the overall growth of the company Review and manage content marketing strategy Determine KPIs for marketing department Keep the marketing budget in check Track KPIs on a regular basis and present reports Work with sales and development and customer success teams Create and present the annual marketing plan and strategy Use data and reports to make evidence-based decisions Analyze company's marketing strategy and suggest improvements Stay up to date with the latest technology Stay up to date with the latest best practices Attend marketing conferences and educational programs Design, plan and execute effective marketing campaigns. Jonathan works part-time for the company and currently receives a salary of $3,500 per month.

Other business experience in the past three years:

- **Employer:** K&J Growth
  Title: Co-founder, Managing Director
  Dates of Service: February 01, 2017 - Present
  Responsibilities: Develop and execute the company's business strategies in order to attain the goals of the board and shareholders Provide strategic advice to the board and Chairperson so that they will have accurate view of the market and the company's future Prepare and implement comprehensive business plans to facilitate achievement by planning cost-effective operations and market development activities Ensure company policies and legal guidelines are communicated all the way from the top down in the company and that they are followed at all times Communicate and maintain trust relationships with shareholders, business partners and authorities Oversee the company's financial performance, investments and other business ventures Delegate responsibilities and supervise the work of executives providing guidance and motivation to drive maximum performance Read all submitted reports by lower rank managers to reward performance, prevent issues and resolve problems Act as the public speaker and public relations representative of the company in ways that strengthen its profile Analyze problematic situations and occurrences and provide solutions to ensure company survival and growth

Other business experience in the past three years:

- **Employer:** 0260 Solutions
  Title: Marketing Strategist

Dates of Service: August 01, 2019 - Present
Responsibilities: Assist company with marketing strategy and plans

Other business experience in the past three years:

- **Employer:** Forbes
  Title: Contributor
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Writing high impact articles for Forbes about entrepreneurship, growth hacking, and marketing

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any convertible note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Learnt Corporation. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Learnt Corporation could harm our reputation and materially negatively impact our financial condition and business.

Risk Factors Relating to Our Business and Industry

We may not be able to continue to attract students to enroll in our programs or retain our existing students. As a result, our net revenue may decline and we may not be able to achieve or maintain profitability. The success of our business largely depends on our ability to attract new students and retain existing students as well as the amount of course fees our students are willing to pay, which in turn depends on a variety of factors. These factors include our ability to refine our personalized service model, improve our services, develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our service quality, effectively market our programs to a broader base of prospective students and respond to competitive pressures. If we are unable to continue to attract students to enroll in our programs or retain existing students without a significant decrease in course fees or a significant increase in selling and marketing expenses, our net revenue may decline, and we may not be able to achieve or maintain profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition. We may not be able to continue to attract and retain qualified service professionals. As a result, we may not be able to maintain consistent service quality throughout our service network, and our brand, business and results of operations may be materially and adversely affected. Most of our tutoring courses are delivered by instructors who have other careers and work with us on a contractual basis. If these instructors choose to, or are forced to, discontinue their employment relationship with us to comply with their employment contracts or relevant local regulations, we will need to seek new instructors to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all. In addition, we may not be able to hire and retain enough qualified service professionals to keep pace with our anticipated growth at acceptable costs and on a timely basis while maintaining consistency in the quality of our services across our learning network. Shortages of qualified service professionals, actual or perceived decreases in the quality of our services or increases in recruiting, compensation or retention costs in one or more of our current or future markets may impede our expansion efforts and may have a material adverse effect on our business prospects and results of operations. Our history of offering personalized tutoring services may not serve as an adequate basis for evaluating our future prospects, financial condition and results of operations. Although our founders were in the educational service business since as early as 2008, we only started our personalized tutoring services in 2013 and have experienced significant growth only since 2017. Our limited operating history may not provide a meaningful basis on which to evaluate our business. We expect that both our cost and our operating expenses will increase as we continue our business expansions and that we may face difficulties achieving or maintaining profitability. Any failure to realize anticipated revenue growth could result in operating losses, and we cannot assure you that we will achieve or maintain profitability or that we will not incur losses in the future. Thus, our limited operating history may not provide you with a sufficient basis upon which to evaluate our future prospects, financial condition and results of operations. As a part of our growth strategy, we intend to form strategic alliances and make selective complementary acquisitions to help drive future growth. Our strategic alliances and acquisitions involve substantial risks and uncertainties, including: •our ability to form strategic alliances and identify and acquire targets in a cost-effective manner; •our ability to obtain approval from relevant government authorities for the acquisitions and comply with applicable rules and regulations for such acquisitions; •our ability to integrate new operations, services and personnel; •potential ongoing financial obligations in connection with alliances and acquisitions; •potential unforeseen or hidden liabilities, including litigation claims or tax liabilities, associated with acquired entities; •the diversion of resources and management attention from our existing businesses; •failure to achieve the intended revenues and other benefits expected from the alliances and acquisitions; •our ability to generate sufficient revenues to offset the costs and expenses of alliances and acquisitions; and •potential loss of, or harm to, employee or customer relationships as a result of ownership changes. If any one or more of these risks or uncertainties materialize or if any of the strategic objectives we contemplated is not achieved, our strategic alliances and acquisitions may not be beneficial to us and may have a material adverse effect on our business, financial condition and results of operations. Our business depends on the strength of our reputation and brand in the marketplace. We may not be able to attract new students or to retain existing students if we cannot continue to protect, leverage and enhance our reputation and brand successfully in the marketplace. Our operational and financial performance and the successful growth of our business are highly dependent on our reputation and market awareness of our "Learnt" and "Tutor the People" brands. We believe maintaining and enhancing our reputation and our "Learnt" and

"Tutor the People" brands is critical to maintaining and enhancing our competitive advantage and growing our business. The personalized tutoring services we offer demands on us to maintain the quality of our services to ensure our reputation and brand do not suffer from any actual or perceived deterioration regarding the quality of our services. As we continue to grow in size, expand our services and extend our geographical reach, maintaining the quality and consistency of our services may be more difficult. Any alleged deterioration in the quality of our services or any negative publicity about our services, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations. We face significant competition in the services we offer and in each geographic market in which we operate. If we fail to compete effectively, we may lose market share, and our results of operations and financial condition may be materially adversely affected. The educational services market, particularly the tutoring sector, is rapidly evolving, highly fragmented and intensely competitive. We expect competition in this sector to persist and further intensify. We face competition from large market participants and a number of smaller, mostly local and regional players. Moreover, competition is particularly intense in some of the key geographic markets in which we operate, such as New York City. We also face competition from many different companies which focus on multiple areas related to our business and are able to cross-sell their services across their business lines. These companies may be able to more quickly adapt to changing technology, student preferences and market conditions in these markets than us and may, therefore, have a competitive advantage over us. The increasing use of the Internet and advances in Internet- and computer-related technologies are eliminating geographic and cost-entry barriers to providing tutoring services. As a result, many international companies that offer online test preparation and language training courses may decide to expand their presence in the markets we service. Many of these international companies have strong education brands, and students and parents in our service areas may be attracted to these companies' programs for the perceived advantages these programs may offer. In addition, many smaller companies, both domestic and international, are able to use the Internet to quickly and cost-effectively offer their services to a large number of students with less capital expenditure than previously required. Competition could result in loss of market share and revenues, higher expenses and lower profit margins; it could also limit our future growth. A number of our current and potential future competitors may have greater financial and other resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards or new technologies. They also compete with us in recruiting for qualified service and management professionals and may attempt to solicit our employees. In response to competition, we may have to reduce course fees or increase spending in order to retain or attract students or to pursue new market opportunities. We may also have to incur additional recruiting, compensation and retention expenses in order to attract and retain service professionals and management personnel. We cannot assure you that we will be able to compete successfully against current and future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures in a timely and effective manner, we may lose market share and our results of operations and financial condition may be materially and adversely affected. We face risks related to severe weather conditions, natural disasters, health epidemics and other similar events, any of which could result in a reduction in revenues. Our business could be disrupted or otherwise adversely affected by severe weather conditions, such as snow, storm or hurricane, natural disasters, such as earthquakes, health epidemics, such as COVID-19 or severe acute respiratory syndrome, and other similar events. The occurrence of any such event could result in reduced attendance of lessons either in person or online, and could severely disrupt our business operations and adversely affect our results of operations and financial condition. Our business depends on the continuing efforts of our senior management team, local management teams and other key personnel, and our business may be harmed if we lose their services. Our future success depends heavily upon the continuing services of the members of our senior management team. If one or more members of our senior management team or a substantial number of the members of our local management teams are unable or unwilling to continue in their present positions, we may not be able to replace them easily, if at all. Our business may be disrupted, and our financial condition and results of operations may be materially If we are not able to continually enhance our services and adapt them to rapid pedagogical innovations and evolving student needs and preferences, we may lose market share, and our business could be adversely affected. Our services and customer satisfaction are vital to the success of our business. The market for such services is characterized by rapid pedagogical innovations and evolving user preferences. We must quickly identify areas for improvement and enhance our services to adapt to any pedagogical innovation, changes in curriculum and evolving student needs and preferences. We may not be able to adapt our planned supplementary online service offerings and other services in a timely and cost-effective manner. If improvements to our services are delayed or are not aligned with market expectations, needs or preferences, we may lose market share, and our business could be materially and adversely affected. If we fail to successfully develop and introduce new services in time, our competitive position and ability to generate revenue could be harmed. Our future success depends in part on our ability to develop new services. The planned timing or introduction of new services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational or other problems could delay or prevent the introduction of one or more of our new services. Moreover, we cannot assure you that any of our new services will achieve widespread market acceptance or generate incremental revenue. If our efforts to develop, market and sell new services to the market are not successful, our financial position, results of operations and cash flows could be materially and adversely affected. Failure to adequately and promptly respond to changes in curriculum, testing materials and standards or the current assessment and testing systems and admission standards could cause our services and products to be less attractive to our students. There are continuous changes in the focus of the subjects and questions tested in high school and college entrance exams and the format of the tests and the manner in which the tests are administered. These changes require us to continually update and enhance our curriculum, test preparation materials and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Nimmich	1,950,000	Class F Common Stock	49.87
Eliza Nimmich	1,950,000	Class F Common Stock	49.87

The Company's Securities

The Company has authorized Class A Common Stock, Class F Common Stock, and Convertible Promissory Note - Series 2020 - CF.

Class A Common Stock

The amount of security authorized is 6,000,000 with a total of 100,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class F Common Stock

The amount of security authorized is 4,000,000 with a total of 3,900,000 outstanding.

Voting Rights

10 votes per share

Material Rights

Conversion of Class F Common Stock.

(a) Optional Conversion. Each share of Class F Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

(b) Automatic Conversion upon Transfer. Each share of Class F Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon (i) the Transfer of such share or (ii) the death of the Class F Stockholder of record with respect thereto; provided, however, that a Transfer of Class F Common Stock by a Class F Stockholder for bona fide tax and estate planning purposes shall not result in the automatic conversion of such Class F Common Stock.

Convertible Promissory Note - Series 2020 - CF

The security will convert into Class a common stock and the terms of the Convertible Promissory Note - Series 2020 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: July 01, 2022
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $9,000,000.00
Conversion Trigger: $1,000,0000 Qualified Equity Financing

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Class A Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Class A Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Class A Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of 9,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Class A Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $9,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder of a convertible note of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class F Common Stock
  Type of security sold: Equity
  Final amount sold: $20.00
  Number of Securities Sold: 3,900,000
  Use of proceeds: Founder's stock issuance.
  Date: April 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 100,000
  Use of proceeds: Founder's stock issuance.
  Date: April 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

The following discussion is based on our unaudited operating data in related to Learnt Corporation and its subsidiary, Tutor the People, which has been in operation for the preceding two fiscal years.

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue:

Our revenue for fiscal year 2018 was $276,802, about a 279% increase compared to the fiscal year 2017 revenue of $72,981. This growth is attributable to scaling our profitable digital marketing channels for our existing test preparation products in addition to increasing the number of test preparation products we offer. This resulted in an increased capture of exam prep market share.

Returns, Allowances, and Cost of Goods Sold:

For the company, Cost of Goods Sold is defined as the payment of contractor tutors in addition to study materials purchased for tutors and students included with test prep packages. Cost of goods sold in 2018 was $75,751, an increase from $53,585 in fiscal year 2017.

Our tutoring and test prep is sold in bulk hourly packages. Students are able to receive refunds for unused hours remaining in their packages. Returns and allowances represents the total cost of refunding students for their unused tutoring hours in 2018 and 2019

Note, this expense was previously included in the Cost of Goods Sold category, but these expenses were removed and more appropriately labeled as "Returns and Allowances" starting in 2018.

Gross margins:

2018 gross profit increased by $78,890 ($129,705) from the 2017 gross profit $50,815. Gross margins as a percentage of revenues decreased from 70% in 2017 to 47% in 2018 due to increasing tutor pay and including additional materials in our study packages. This decision was made to improve our value proposition for tutors and students in order to drive increasing revenues.

Expenses:

The Company's operating expenses consist of mainly Contractors & Legal Services, Advertising and Marketing, and General & Administrative (for a detailed breakdown, please see the statement of operations). Our expenses increased $46,972 to $144,075 in 2018. This increase was namely due to increased investment in marketing and selling our products in addition to the other variable cost increases associated with our growth in revenues.

Other Expenses:

The only "other expense" the company has listed that does not contribute to our operating margin are the expenses associated with our Learnt platform software development which the company invested a total of $86,309 from 2017-2018 ($46,289 in 2017, $40,020 in 2018). Despite investing heavily in research and development of our yet to be monetized, flagship software product, we have still maintained healthy growth.

Year ended December 31, 2019 compared to year ended December 31, 2018

The following discussion is based on our unaudited operating data.

Revenue:

2019 was a very successful year for the Company as we continued to gain momentum in sales. Our revenue for fiscal year 2019 was $437,345 about a 58% increase compared to fiscal year 2018 revenue of $276,802. We believe this growth is due to our continued development and refinement of our product to better meet the needs of both our tutors and students along with our aggressive marketing efforts.

Returns, Allowances, and Cost of Goods Sold:

Cost of goods sold were $127,069 in fiscal year 2019, up approximately $51,318 from 2018's cost of goods sold from $75,751 in fiscal year 2018. Cost of goods sold as a percentage of total revenue remained stable comparing 2018 to 2019 (27% in 2018, 29% in 2019). This data suggests that the increase in Cost of Good Sold was driven primarily by the nearly 58% increase in revenues in 2019 compared to 2018. Increased payment to tutors as well as increased cost in materials was necessary to support our revenues during a period of high growth.

Returns and allowances expectedly increased with our increase in revenues from 2018 to 2019 from $71,347 to $105,062. Returns and allowances as a percentage of revenue was 26% 2018 and 24% in 2019 indicating that our students are utilizing more of their tutoring hours and requesting fewer refunds for unused hours.

Gross margins:

Our gross profit in 2019 is $205,213 up from a 2018 gross profit of $129,705, an increase of over $75,000. Our gross margins as a percentage of revenue remained stable at 46% in 2019 compared to 2018. Given the stability in our gross margins as a percentage of revenue, the increase in gross profit can be primarily attributed to the increase in revenues experienced in 2019.

Expenses:

2019 operating expenses were $160,469 up $56,413 from operating expenses of $104,056 in 2018. This resulted a net operating income that was 9% of total revenue in 2018 and 10% of total revenue in 2019. We attribute this increase in net operating income relative to gross income to increased investment in third party software (labeled "Office Supplies & Software") that reduced our cost to acquire a student.

Other Expenses:

The only "other expense" the company has listed that does not contribute to our operating margin are the expenses associated with our Learnt platform software development which the company invested a total of $76,382 from 2018-2019 ($40,020 in 2018, $36,362 in 2019). Despite investing heavily in research and development of our yet to be monetized, flagship software product, we have still maintained healthy growth.

Historical results and cash flows:

In summary, the growth we have seen historically is a great reflection of how our business will continue to grow in the future. The areas that have been the most cash flow intensive are advertising along with the development of our new software product. The Company's financials relate to Learnt Corporation's wholly owned subsidiary, Tutor the People, which is not one aspect to the Learnt platform and brand. Due to this, we believe we will continue to expand our reach as we launch additional programs.

In the past, the cash needed was generated through a combination of owner's equity along with revenues. Owner's equity was more to get the business started and expand the business (through increased advertising) rather than to cover losses.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Founder's loan: Can provide up to an estimated $50,000 as needed in case of cash emergencies.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are not critical to our company operations. We are a cash flow and net income positive company. Our capital resources are the revenues of the business as well as owner's investment (in the past- as needed).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Currently, the company is cash flow positive and therefore will be utilizing these additional funds to grow rather than to cover losses. If fully funded, the funds from this campaign will make up the majority of the funds the company has.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

As we are net income and cash flow positive, we will be able to operate the Company without the additional funds. Most of our expenses are variable and, therefore, only are incurred when we generate revenues. We plan to primarily use these funds to scale existing marketing/revenue channels thus we plan to be able to operate the company indefinitely at this point.

How long will you be able to operate the company if you raise your maximum funding goal?

As we are net income and cash flow positive, we will be able to operate the Company without the additional funds. Most of our expenses are variable and therefore, only are incurred when we generate revenues. We plan to mainly use our funds to expand both our marketing and product offerings thus we plan to be able to operate the company indefinitely at this point.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has contemplated future capital raising and currently plans on potentially raising a series A round after our seed round.

Indebtedness

- **Creditor:** American Express (Business Credit Card)
  Amount Owed: $3,109.22
  Interest Rate: 2.3%
  Maturity Date: July 12, 2020

- **Creditor:** American Express (Business Credit)
  Amount Owed: $32,939.71
  Interest Rate: 0.0%
  Maturity Date: January 01, 2023

- **Creditor:** Capital One (Business Credit)
  Amount Owed: $11,007.08
  Interest Rate: 0.0%
  Maturity Date: January 17, 2023

- **Creditor:** Chase Bank (Business Credit)
  Amount Owed: $10,252.22
  Interest Rate: 1.0%
  Maturity Date: January 01, 2023

- **Creditor:** Stripe, Inc. (Working Capital Loan)
  Amount Owed: $7,647.11
  Interest Rate: 10.0%
  Maturity Date: January 01, 2023

- **Creditor:** PayPal, Inc.
  Amount Owed: $17,596.34
  Interest Rate: 11.8%
  Maturity Date: January 01, 2023

Related Party Transactions

Valuation

Valuation Cap: $9,000,000.00

Valuation Cap Details: Our valuation cap was selected by taking two main factors into consideration: 1. The average seed round pre-money valuation across the US 2. A peer group valuation comparison set that looks at revenue trading multiples. The average seed round post money valuation in the US in 2019 was $8.5M. Successful companies that obtained goals and went on to raise a seed plus or series A round had an average post money valuation of $22M. This led us to choose a $9M valuation cap and a 20% discount. If Learnt continues to be successful it would likely strive to raise a Series A between $15-$20M valuation. The $9M valuation was further supported by looking at the peer group multiple of companies including Chegg trading at an average over the past 5-years of 12.1x multiple on revenue. Learnt's wholly owned subsidiary, Tutor the People, ended 2019 with $437,345 in total income. If we use the average multiple of the peer group Learnt would be valued at $5.2M. Understanding this means that Learnt would need to be at $743,801 in annual income to justify the $9M valuation cap. Learnt is forecasted to surpass this mark in CY 20 with forecasted income of $1.04M CY20E.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  The marketing budget will first and foremost be dedicated to scaling our existing profitable channels for our test prep offering. Once we have maximized profit from these battle-tested channels, we will invest funds from our marketing budget into giving our new software platform a blockbuster media launch.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  The marketing budget will first and foremost be dedicated to scaling our existing profitable channels for our test prep offering. Once we have maximized profit from these battle-tested channels, we will invest funds from our marketing budget into giving our new software platform a blockbuster media launch.

- *Research & Development*
  30.0%
  We plan to use 30% of our funds to accelerate our go-to-market for our software platform. After we go-to-market, we will use the remainder of the funds to develop other lucrative products in the ed-tech market using our existing IP and innovating the industry.

- *Company Employment*
  10.0%
  We will allocate 10% of the funds as needed, and/or the income created from our investment in our marketing and our product creation to the procurement of top talent.

- *Working Capital*
  6.5%
  The remainder of the capital will be saved for covering any possible working capital budget shortfalls.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://learnt.io (learnt.io/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/learnt

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Learnt Corporation

[See attached]

TUTOR THE PEOPLE, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2019 and 2018

I, Andrew Nimmich, the CEO of Learnt Corporation and its wholly owned subsidiary Tutor the People, LLC, hereby certify that the financial statements of Tutor the People, LLC, and notes thereto for the periods ending December 31, 2019 and December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $181,565; taxable income of $64,514. Our 2018 tax returns are currently being amended to reflect the more up-to-date data shared in this document.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___7/22/2020___ (Date of Execution).

Andrew Nimmich, M.D. (Signature)

__CEO_____ (Title)

__7/22/2020_____ (Date)

Tutor the People, LLC
Index to Financial Statements
(unaudited)

Tutor the People, LLC

BALANCE SHEET (UNAUDITED)

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$3,994.32
Accounts Receivable	$530.63
Other Current Assets	$0.00
Total Current Assets	**$4,524.95**
TOTAL ASSETS	**$4,524.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	$63,930.13
Total Current Liabilities	**$63,930.13**
Total Liabilities	**$63,930.13**
Equity	
Opening Balance Equity	0.00
Owner's Investment	26,007.00
Owner's Pay & Personal Expenses	-22,249.54
Retained Earnings	-59,343.65
Net Income	-3,818.99
Total Equity	**$ -59,405.18**
TOTAL LIABILITIES AND EQUITY	**$4,524.95**

Tutor the People, LLC

BALANCE SHEET (UNAUDITED)

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$9,547.00**
Accounts Receivable	**$100.00**
Other Current Assets	**$0.00**
Total Current Assets	**$9,647.00**
TOTAL ASSETS	**$9,647.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	**$62,938.45**
Total Current Liabilities	**$62,938.45**
Long-Term Liabilities	
Stripe Working Capital Loan	13,331.88
Total Long-Term Liabilities	**$13,331.88**
Total Liabilities	**$76,270.33**
Equity	
Opening Balance Equity	0.00
Owner's Investment	43,694.49
Owner's Pay & Personal Expenses	-75,084.34
Retained Earnings	-63,162.64
Net Income	27,929.16
Total Equity	**$ -66,623.33**
TOTAL LIABILITIES AND EQUITY	**$9,647.00**

Tutor the People, LLC

STATEMENTS OF OPERATIONS (UNAUDITED)

January 2018 - December 2019

	JAN - DEC 2018	JAN - DEC 2019	TOTAL
Gross Income	**$276,802.32**	**$437,344.77**	**$714,147.09**
Returns, allowances, and Cost of Goods Sold			
Cost of Goods Sold	75,750.81	127,069.25	$202,820.06
Returns and allowances (refund for unused hours)	71,346.51	105,061.91	$176,408.42
Total Returns, allowances, and Cost of Goods Sold	**$147,097.32**	**$232,131.16**	**$379,228.48**
GROSS PROFIT	**$129,705.00**	**$205,213.61**	**$334,918.61**
Expenses			
Advertising & Marketing	34,024.66	63,517.28	$97,541.94
Bank Charges & Fees	16,317.93	14,350.39	$30,668.32
Car & Truck	1,973.44	1,355.20	$3,328.64
Contractors	8,139.60	19,020.16	$27,159.76
Credit Card Fees	3,793.95	3,354.07	$7,148.02
Insurance	2,721.44	2,475.59	$5,197.03
Interest Paid	1,510.21	9,028.25	$10,538.46
Legal & Professional Services	10,091.34	9,412.27	$19,503.61
Meals & Entertainment	3,207.05	2,773.53	$5,980.58
Office Supplies & Software	10,654.65	19,453.50	$30,108.15
Other Business Expenses	2,157.48		$2,157.48
Recruitment	2,066.81	960.00	$3,026.81
Rent & Lease	270.00	1,970.14	$2,240.14
Reserve Hold		875.75	$875.75
Scholarships	1,000.00	1,000.00	$2,000.00
Taxes & Licenses		32.00	$32.00
Travel	1,666.93	498.17	$2,165.10
True Tutor Payment		1,245.48	$1,245.48
Uncategorized Expenses	4,387.58	8,184.40	$12,571.98
Utilities	72.86	962.48	$1,035.34
Total Expenses	**$104,055.93**	**$160,468.66**	**$264,524.59**
NET OPERATING INCOME	**$25,649.07**	**$44,744.95**	**$70,394.02**
Other Income	**$10,551.47**	**$19,546.27**	**$30,097.74**
Other Expenses			
Software Development	40,019.53	36,362.06	$76,381.59
Total Other Expenses	**$40,019.53**	**$36,362.06**	**$76,381.59**
NET OTHER INCOME	**$ -29,468.06**	**$ -16,815.79**	**$ -46,283.85**
NET INCOME	**$ -3,818.99**	**$27,929.16**	**$24,110.17**

Tutor the People, LLC

STATEMENT OF CASH FLOWS (UNAUDITED)

January 2018 - December 2019

	JAN - DEC 2018	JAN - DEC 2019	TOTAL
OPERATING ACTIVITIES			
Net Income	-3,818.99	27,929.16	$24,110.17
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable (A/R)	-530.63	430.63	$ -100.00
American Express Business - Tutor App	-807.17	5,595.65	$4,788.48
American Express TTP	-16,499.63	-7,465.30	$ -23,964.93
Capital One Spark	9,611.97	1,097.63	$10,709.60
Chase Ink Business Credit Card	10,132.34	-219.66	$9,912.68
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,906.88**	**-561.05**	**$1,345.83**
Net cash provided by operating activities	**$ -1,912.11**	**$27,368.11**	**$25,456.00**
FINANCING ACTIVITIES			
Stripe Working Capital Loan		13,331.88	$13,331.88
Opening Balance Equity	2,148.97		$2,148.97
Owner's Investment	26,007.00	17,687.49	$43,694.49
Owner's Pay & Personal Expenses	-22,249.54	-52,834.80	$ -75,084.34
Net cash provided by financing activities	**$5,906.43**	**$ -21,815.43**	**$ -15,909.00**
NET CASH INCREASE FOR PERIOD	**$3,994.32**	**$5,552.68**	**$9,547.00**

NOTE 1 – NATURE OF OPERATIONS

Tutor The People, LLC was formed on February 20, 2013 ("Inception") in the State of New York. The financial statements of Tutor The People, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in New York, New York.

Learnt is an instant tutoring education platform. Learnt matches students and tutors who can message, excgange files, schedule meetings, and have live or scheduled previously scheduled sessions via an interactive virtual learning video chat environment. Students can search and find vetted and verified tutors through a system that involves background checks, video-recorded interviews, and careful subject verification. Through Learnt's subsidiary, Tutor the People LLC (in operation for several years prior to Learnt's founding) the Learnt team has earned revenues helping students in preparation for exams.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sale of its services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC) OR S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2018, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

▾ Liabilities	
▾ Current Liabilities	
▾ Credit Cards	
American Express Business - Tutor App 5.99% APR	5,711.75
American Express TTP	36,358.21
Capital One Spark 14.15% APR	10,709.60
Chase Ink Business Credit Card 20.49% APR	10,158.89
Total Credit Cards	$62,938.45
Total Current Liabilities	$62,938.45
▾ Long-Term Liabilities	
Stripe Working Capital Loan	13,331.88
Total Long-Term Liabilities	$13,331.88
Total Liabilities	$76,270.33

The Company has a $12,500 working capital line of credit classified as long term debt (the "Long-Term Liability") initiated on December 20, 2019. The Long Term Liability was obtained for a one time fee of $1,250 from Stripe Capital. The amount due on the Long Term Liability was $13,331.88 as of December 31, 2019. The business also has outstanding credit card debt balances totaling 62,938.45 as of December 31, 2019 detailed in the chart above (account breakdown and % APR, if applicable, listed above).

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
As of December 31, 2019, the ownership percentages of the members were as follows:

DETAIL OVERVIEW OF CAP TABLE

Shareholder name	Ownership (FD) %
Major stockholders ⌄	
Andrew Nimmich	48.75%
Eliza Nimmich	48.75%
Zach Sivertson	1.25%
Davis Warnock	1.25%
Total shares issued:	100%

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related parties transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through July 7, 2020.

On April 20, 2020, Tutor the People, LLC. converted to Learnt Corporation, a Delaware C Corporation. Learnt Corporation is authorized to issue a total of 10,000,000, Common Stock at a par value of $0.0001. The Common Stock consists of 6,000,000 shares of Class A Common Stock, and 4,000,000 of Class F Common Stock. The current cap of Learnt corporation as a result of the issuance of these shares to members of Tutor the People LLC is as below:

DETAIL OVERVIEW OF CAP TABLE

Shareholder name	Class A Common Stock	Class F Common Stock	Ownership (FD) %	Capital committed
Major stockholders ∨				
Andrew Nimmich	0	1,950,000	48.75%	$20
Eliza Nimmich	0	1,950,000	48.75%	$20
Zach Sivertson	50,000	0	1.25%	$1
Davis Warnock	50,000	0	1.25%	$1
Total shares issued:	100,000	3,900,000	100%	$40

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing | Get Funding | Blog | Sign In

This offering is not live or open to the public at this moment.

Learnt

Online AI-powered tutoring platform



Learnt™
Connect Instantly With Talented Tutors



Website | Galveston, TX | EDUCATION | TECHNOLOGY

Learnt is a user friendly, instant tutoring education platform. Learnt democratizes tutoring through an interactive and instant virtual learning environment powered by a platform that supports students at all steps of learning.

$0.00 raised

0 Investors	Days Left
07/01/22 Maturity Date	**$9M** Valuation Cap
20.0% Discount Rate	**5.0%** Annual Interest Rate
Convertible Note Offering Type	**$500.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Learnt is the founders' second chapter in the online education space. Tutor the People, a wholly-owned subsidiary of Learnt, has generated over $1M dollars in revenue since inception and averaged 169% YOY growth over the last two years.
- Due to the worldwide pandemic, colleges and universities as well as primary and secondary schools have made an enormous shift toward online and virtual learning.
- The total market size of the K-12 tutoring market worldwide is growing at a CAGR of 12.75% and is projected to reach a total market value of $121 Billion + by 2021

by 2021.

"Google democratized information, Apple democratized computer technology, Ebay democratized e-commerce, Learnt is democratizing education."

OUR STORY

Learnt founders Eliza and Andrew Nimmich have a history in Edtech. Through Learnt's subsidiary, Tutor the People, they have matched thousands of students with the best tutors in the industry.









Customized Approach

Higher Scores

Affordable Tutoring

App showing is tutorthepeople.com and has been operational and open to the public since 2013

The tutoring team has helped students raise their scores on standardized tests,

many increasing 50 percentile points or more.

But when students would come to Tutor the People the night before a major exam needing a tutor ASAP, they couldn't match them. "It was heartbreaking to talk to these students late at night in a panic and have to tell them, 'Sorry, I can't help you'" says Learnt's Co-founder, Eliza Nimmich, "It was clear that we had the right methods to help our students. However, we lacked the technology stack to address students' desires both for self service and instant access to highly qualified tutors."

Thus, the team created **Learnt, a tutoring platform that allows students to meet with a vetted tutor, instantly, utilizing an AI-powered algorithm that facilitates an effective match.**

The team designed the platform with the future of education technology in mind, as Learnt's core software can be easily packaged and adapted to address a number of B2B and B2C ed-tech markets in the post COVID-19 world.

We care about the **whole** student



"

5 stars are not enough to rate Tutor the People. Very thankful for this great program!

Ingrid B., SC

"

There is no way I could have improved my score so much on my own. Thank you!

Giulia G., Canada

A fragmented, impersonal market for educational assistance

> "
>
> We know one-to-one tutoring can reliably increase education outcomes [...]. Why haven't we built systems to match every young learner with an older tutor to dramatically improve student success?
>
> - Marc Andreessen

Few if any companies look at learning as a psycho-social relationship. Every student is different, with their own individual learning styles and understandings of the world. Fueled by smart technology, Learnt aims to provide students with the educators and mentors they need to become who they want in life (source).

Finding the right tutor in the current fragmented marketplace is a **huge obstacle** to students who are already struggling





Finding the right tutor can be a challenge, and many students jump from company to company, tutor to tutor, trying to find the right match throughout their journey as a student. They might turn to one company for their SAT prep, one company for their Mandarin tutoring, and then another company for their GRE prep. There are so many resources out there that treat only a specific segment of the market.


Online Tutoring Platform
Test Prep: Business to consumer/business
Varsity Tutors
Chegg
wyzant
The Princeton Review
KAPLAN
BECKER
Learnt
Udemy
coursera
TUTOR MATCHING SERVICE
tw
User Generated Courses
Software as a Service (SAAS)

Learnt provides an integrated solution for the ever-evolving student. Students can start out with reading help in kindergarten, continue with the company as they go into college and start to explore the professional world. Learnt is there to help at all steps of the learning journey.

THE SOLUTION

An accessible platform that defragments online learning



is the **breakthrough** you've been looking for!



Learnt's software platform allows instant access to tutors. Students can find vetted and verified tutors through a system that involves background checks, video-recorded interviews, and careful subject verification. This gives users peace of mind, understanding that if you study with Learnt, your bases are covered. Learners can meet in real time through a state of the art, interactive virtual classroom.



App is in beta testing stage

The platform, currently in its private Beta testing stage, is built to scale quickly, with features supporting the existing exam preparation business model and new B2B and B2C markets. The platform's core application can be altered to accommodate almost any functionality in the e-learning market (i.e. online courses created by tutors, independent study programs, group study sessions, etc.).



App is in beta testing stage

Learnt pays close attention to the student's online experience, considering all steps in a user's learning journey.

THE MARKET

Education is a $6 Trillion industry growing up to $8 Trillion by 2025

The total market size of the K-12 tutoring market worldwide is growing at a CAGR of 12.75% and is projected to reach a total market value of $121 Billion + by 2021 (Source). The test prep market alone is projected to be worth $32 Billion + by 2021.



$121B $32 B



K-12 Tutoring
Market 2021

Test Prep
Market 2021



In light of recent events involving the COVID-19 pandemic, students are meeting and learning increasingly online, allowing industry leaders with a robust technology portfolio to further capitalize on the continued explosive growth of the market.

With Learnt's estimated software launch next month, we believe we are perfectly positioned to fill this vacuum in learning and to help create positive educational outcomes for learners across the globe.

Global Education Market Expenditure



Year	Expenditure
2000A	$2.8T
2005A	$3.5T
2010A	$4.2T
2015A	$5.2T
2018E	$5.9T
2025E	$7.8T
2030E	$10.0T

**Total Global Education
Expenditure ($-Trillions)**

Source: HolonIQ, Smart
Estimates January 2019

OUR TRACTION

Learnt's test prep subsidiary services have already generated over $1 million in revenue

Learnt's test prep subsidiary has bootstrapped to over 1.0 million dollars in revenue with a 169% YOY growth rate averaged over the last two years (2018, 2019), without requiring outside funding. The company has re-invested much of its gross margin into developing the Learnt platform software.

Tutor the People Yearly Revenue



'13	$39,236	'17	$72,981
'14	$66,874	'18	$276,302
'15	$58,192	'19	$437,345
'16	$85,017		

*Revenue from Tutor the People, formed in 2013. Learnt was formed as the parent company to Tutor the People in 2020.

We launched Learnt for private beta on June 22, 2020 and we are an estimated one month away from complete platform release. We currently have over 1,000 sign-ups prior to launch, without any marketing. This early traction will build upon our established network of over 2,000 students we have worked with via our test prep division, and roughly 700 tutors and students via our acquisition of

prep division, and roughly 700 tutors and students via our acquisition of truetutor.co.

1,000 sign-ups prior to our launch


Jessica Savage wants to start an instant session
MacBook Air

without any marketing

App is in beta testing stage

The tutoring team has helped students raise their scores on standardized tests, many increasing 50 percentile points or more. Here is a video from one of our students, Ashley, our former student who liked our experience so much she became our tutor!

> ***They really listened to what I needed for my study plans and matched me to a tutor who could meet those needs.***
>
> Ashley, A Former Student And Current Tutor

WHAT WE DO

Instant access to customizable and affordable tutoring and test preparation

Learnt's software enables students to match with tutors according to their learning preferences, criteria, and deadlines, budget, location, and availability preferences. The software allows students to connect instantly in a virtual classroom, or to book future sessions for in person meetings. The software is preparing for launch in the next month. The below .gif image is a screen recording of the actual application being used by a user, it is not a prototype.



What do you want to learn today?
Hide Filters
Back to Dashboard
Evan W.
Sally E.
New York City
0:00

THE BUSINESS MODEL

Test prep packages, a tutoring platform, and business-to-business sales

- **Tutor the People** (test prep): We sell test preparation in bulk hourly packages. We pay tutors an hourly rate. We typically keep a 40-50% profit margin with these packages.

Tutor The People
Test Prep

$31B	$121B	40-50%
Test prep market	K-12 tutoring market	Typical profit margin

Source, Source

- **Learnt Software** (tutoring marketplace): For our software platform, we charge a 30% commission on all transactions that take place on the platform. This software is currently in private beta and we expect to launch in the summer of 2020.

Learnt Software
Tutoring Marketplace

30%	2020
Commission on all transactions	Summer launch date

- **Corporate Education:** We charge a subscription fee, depending on the time frame and the number of employees who will be working with a tutor. Packages are estimated to range in the tens of thousands of dollars.

Corporate Education

Fee	$10K+
Individual subscription fee	Estimated package range

THE VISION

To become a leader in educational technology

Our goal is to provide a comprehensive tutoring solution to a fragmented industry and become the leader in supplemental education. Learnt aims to present learners with a go-to place for learning both in person and online.





Learnt™

aims to present learners with a go-to place for learning both **in person** & **online**

We understand the challenges students face and we can help

We are family founded and run by Eliza and Andrew Nimmich, a wife and husband team who have a combined 22 years experience working in the education technology industry. Our executive team includes founders of several successful companies and a marketing executive who helped TikTok achieve nearly 1,000 app installs per day. Our board member advisors were partners in the first secondary fund in Utah which invested $25 million in 26 companies.

Fueled by the exceptional intellectual capital of our tutors, we've been lucky to work with several informal advisors throughout the years who support and guide us.

We have a combined **22 years** working in the **education technology industry**



Andrew, our company's CEO, is a Medical Doctor and vascular surgeon in training, and co-founder of Learnt and Tutor the People. Eliza, our COO, is a growth marketing executive with 8 years experience in tutoring and Ed-tech. She co-founded Learnt and Tutor the People, which have helped thousands of students raise their scores and gain scholarships.

WHY INVEST

Annual growth and already cash flow positive. Be a part of the growth of young minds

Our efforts are supported by being in the expanding market of education and education technology. At this rate, our goal is to continue to grow our reach, allowing students worldwide to expand their intellectual capabilities and reach new heights in their careers and education!



Because happy learning is never having to raise your hand



Tutor the People

Yearly Revenue Increases by 279%

Tutor the People (subsidiary) increased revenue 279% to $276,802 for the year accomplishing the first 6 figure revenue year since founding

Tutor the People

Launched B2B Business Model Product

Launched our B2B business model product. Currently in discussion with CPA firms about signing contracts for test prep for their junior associates



Launched on StartEngine

Now YOU can own a part of our company!

December 2018

December 2019

March 2020

July 2020

July 2020

Tutor the People

Cash Flow Positive with $430,286 in Revenues

Tutor the People (subsidiary) continues to experience substantial growth with a 58% revenue increase year over year (total revenue $437,344) and we are cash flow positive.

Learnt

Learnt Open for Private Beta

Launched the private beta of our Learnt Software. Learnt Corporation founded April 2020 and parent company to Tutor the People.

In the Press

BUSINESS INSIDER

SHOW MORE

Meet Our Team



Andrew Nimmich, MD

Chief Executive Officer

Medical Doctor and vascular surgeon in training, and two-time tech co-founder of AI-driven learning platform Learnt, and Tutor the People, which has helped thousands of students raise their scores and gain scholarships - with 8 years in test prep, tutoring and Ed-tech. Andrew spends approximately 50 hours a week dedicated to Learnt.





Eliza Nimmich

Chief Operating Officer

Growth marketing executive with 15 years tutoring experience and tech co-founder of AI-driven learning platform Learnt, and Tutor the People. She manages all students, tutors and team members. Multi-lingual in French and Russian. Eliza spends approximately 70 hours a week dedicated to Learnt.





Jonathan Maxim, MBA

Chief Marketing Officer

Fortune 500 marketing strategist turned growth hacker who's led global campaigns for top brands, including Monster Energy, Xfinity, and TikTok, which gained 22,800 app installs in the first 30 days of their campaign. Jonathan and his team contribute roughly 30 hours per week to Learnt.



Cosmin Albulescu

Lead Back-End Engineer, Full Time Contractor

An insightful full-stack engineer with experience building Macmillan's digital education platform. Cosmin sees the big picture in the software he writes, and is always keenly aware of the required symbiosis between business plan and software product development.



Zach Sivertson, MBA

Advisor

Managing Director, Prelude a VC fund by Mercato Parnters. Expert in product management and Cyber security who served as the senior product management director for Symantec. Founded TrueTutor.co, an online tutoring platform acquired by Learnt last year. Zach works as an advisor



Davis Warnock, MBA

Advisor

Managing Director, Prelude a VC fund by Mercato Parnters. Partner in the first secondary fund in Utah (Lumen Group) which invested $25 million in 26 companies. Prior to venture capital, Warnock was the principal in more than 50 private equity transactions and launched several businesses.









Cosmin works as an advisor on a needed basis. Approximately 2 hours a week.

on a needed basis. Approximately 2 hours a week.

David works as an advisor on a needed basis. Approximately 2 hours a week.

Offering Summary

Company	Learnt Corporation
Corporate Address	3111 Avenue R., Galveston, TX 77550
Offering Minimum	$10,000.00
Offering Maximum	$107,000.00
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Class A Common Stock
Conversion Trigger	$1,000,000.00
Maturity Date	July 01, 2022
Valuation Cap	$9,000,000.00
Discount Rate	20.0%
Annual Interest Rate	5.0%

What is a Convertible Note?

A convertible note offers you the right to receive Class A Common Stock in Learnt Corporation. The amount of Class A Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $9,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment

paying. ~~You also receive 5.0% interest per year added to your investment.~~ When the maturity date is reached, if the note has not converted then you are entitled to receive Class A Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Investment Incentives and Bonuses*

All Investor Owners Club

Tier 1 Perk: Free 30 minutes of tutoring for investors or their child (not to exceed $50/hr)

Tier 2 Perk: Free 1 hour of tutoring for investors or their child (not to exceed $50/hr)

Tier 3 Perk: Free 5 hours of tutoring for investors or their child (not to exceed $50/hr)

Tier 4 Perk: Free 10 hours of tutoring for investors or their child (not to exceed $50/hr)

Tier 5 Perk: Free 30 hours of tutoring for investors or their child (not to exceed $50/hr)

Early access to products

Investors receive early beta launch invitations to all software product launches

Early Bird

First 72 hours - Friends and Family | 15% bonus on the Convertible Note interest rate

Next 72 hours - Super Early Bird | 10% bonus on the Convertible Note interest rate

Next 7 days - Early Bird Bonus | 5% bonus on the Convertible Note interest rate

Volume

$500+ (Tier 1 perk)

$1,000 (Tier 2 perk)

$5,000+ (Tier 3+ 2.5% bonus on the Convertible Note interest rate)

$10,000+ (Tier 4 + 5% bonus on the Convertible Note interest rate)

$25,000+ (Tier 5 + 10% bonus on the Convertible Note interest rate)

$50,000+ (Tier 6 + 15% bonus on the Convertible Note interest rate)

The 10% Bonus for StartEngine Shareholders

Learnt Corporation will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*All perks occur when the offering is completed.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings


SHOW MORE


Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


Updates

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California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Students across the globe need additional tutoring support to achieve their dreams in education and set them up for their future career paths. In an increasingly globalized world, competition and standardized testing, higher eduction applications, and technical jobs are at an all time high, resulting in explosive growth within the tutoring, test prep, and education technology industries.

Tutor the People has been successfully providing personalized and affordable tutoring to students of all ages and has generated over $1 million in revenue to date. Founders Dr. Andrew Nimmich and Eliza Nimmich, who have over 14 years experience working in education, quickly identified that students could perform even better if they had instant access to tutors and personalized support to help guide them through their journey.

Learnt, an instant-access tutoring marketplace, is a natural evolution of Tutor the People, and the perfect solution for students of all ages looking for vetted tutors to help them at the moment they need it the most. Its personalized support system is there for every step of a student's journey, helping them successfully reach their educational goals.

The initial focus for Learnt is the test preparation market, predicted to reach $32 billion globally by 2021.

As with Tutor the People, Learnt is also servicing the tutoring market, currently targeted to achieve $121 billion globally.

Andrew and Eliza are offering you the chance to get in at the ground level of a cash flow positive, fast-paced education technology business in a high-growth market. Your contribution will help Learnt and Tutor the People serve students and tutors across the country achieve their highest potential.

Be a part of this ground breaking business by investing today for as little as $500.

For more information and your opportunity to invest, visit www.startengine.com/learnt.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2019 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

　　(i) To the Company;

　　(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

　　(iii) As part of an offering registered under the Securities Act with the SEC; or

　　(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

　　(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

        If to the Company, to: %%ADDRESS_OF_ISSUER%%

        If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on July 1, 2022 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Class A Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Class A Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Class A Common Stock at conversion price equal to the lesser of (i) 20% of the per share price paid by the Investors or (ii) the price equal to the quotient of $9,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into

which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Class A Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class A Common Stock at a price per security equal to the quotient of $9,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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